UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 03, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 03, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

3 May 2023

Barclays PLC
Results of Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are set out below.  All resolutions were passed.

RESOLUTIONS		Number of votes cast "For" the Resolution	% of votes cast "For" the Resolution	Number of votes cast "Against" the Resolution	% of votes cast "Against" the Resolution	Number of votes Withheld*	Total votes cast as % of Issued Share Register
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2022.	9,661,609,602	99.90	9,362,559	0.10	69,551,011	62.19%
2	To approve the Directors' Remuneration Report for the year ended 31 December 2022.	8,531,247,575	87.76	1,189,880,467	12.24	19,393,115	62.52%
3	To approve the Directors' Remuneration Policy.	9,402,353,401	96.69	322,148,965	3.31	16,010,604	62.54%
4	To appoint Marc Moses as a Director of the Company.	9,687,462,519	99.64	34,801,540	0.36	18,207,102	62.52%
5	To reappoint Robert Berry as a Director of the Company.	9,662,444,072	99.38	59,974,412	0.62	18,059,988	62.52%
6	To reappoint Tim Breedon as a Director of the Company.	9,649,923,955	99.52	46,560,235	0.48	44,004,422	62.36%
7	To reappoint Anna Cross as a Director of the Company.	9,680,297,105	99.56	42,375,879	0.44	17,825,446	62.53%
8	To reappoint Mohamed A. El-Erian as a Director of the Company.	9,384,302,509	97.23	267,359,225	2.77	88,847,959	62.07%
9	To reappoint Dawn Fitzpatrick as a Director of the Company.	9,573,693,999	98.73	122,979,202	1.27	43,825,118	62.36%
10	To reappoint Mary Francis as a Director of the Company.	9,559,662,419	98.59	136,913,098	1.41	43,920,776	62.36%
11	To reappoint Crawford Gillies as a Director of the Company.	9,661,373,314	99.64	35,029,392	0.36	44,075,133	62.36%
12	To reappoint Brian Gilvary as a Director of the Company.	9,403,636,059	96.98	292,807,566	3.02	44,030,757	62.36%
13	To reappoint Nigel Higgins as a Director of the Company.	9,318,367,487	96.12	376,570,423	3.88	45,540,720	62.35%
14	To reappoint Diane Scheuneman as a Director of the Company.	9,484,886,644	97.82	211,268,745	2.18	44,323,817	62.36%
15	To reappoint C.S. Venkatakrishnan as a Director of the Company.	9,679,502,453	99.54	44,995,429	0.46	16,001,136	62.54%
16	To reappoint Julia Wilson as a Director of the Company.	9,393,636,896	96.62	328,540,623	3.38	18,293,110	62.52%
17	To reappoint KPMG LLP as Auditors.	9,589,215,531	98.65	131,234,266	1.35	20,036,231	62.51%
18	To authorise the Board Audit Committee to set the remuneration of the Auditors.	9,713,816,996	99.89	10,675,314	0.11	15,991,480	62.54%
19	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	8,826,788,016	98.95	93,429,259	1.05	820,302,870	57.37%
20	To authorise the Directors to allot shares and equity securities.	9,121,230,309	93.82	601,082,164	6.18	18,171,328	62.52%
21	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	9,434,789,622	97.08	283,790,106	2.92	21,922,778	62.50%
22	To authorise the Directors to allot equity securities for cash and/or sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital in connection with an acquisition or specified capital investment.	9,270,667,573	95.39	447,781,507	4.61	22,041,325	62.50%
23	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	9,544,160,882	98.21	173,902,792	1.79	22,444,940	62.50%
24	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	9,539,870,207	98.17	178,262,146	1.83	22,387,306	62.50%
25	To authorise the Company to purchase its own shares.	9,562,258,254	98.50	145,832,600	1.50	32,781,888	62.43%
26	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	9,410,812,059	96.78	313,442,717	3.22	16,234,852	62.54%
* A vote Withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" and "Against" a resolution.

As at 6.30pm on Friday 28 April 2023, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 15,549,686,553 ordinary shares in issue. Shareholders are entitled to one vote per share on a poll.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Jonathan Tracey
+1 212 526 8442	+44 (0)20 7116 4755

James Johnson +44 (0)20 7116 7233

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.